                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                       ----------------------------------

                                    FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                  For the fiscal year ended December 31, 1999.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _______ to ______.

         Commission file number 1-2299

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Applied Industrial Technologies, Inc.
                           Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Applied Industrial Technologies, Inc.
                           One Applied Plaza
                           Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)
-----------------------------------

                                                                           Page No.
         (a)      Financial Statements                                 (in this Report)
                  --------------------                                 ----------------

                  Independent Auditors' Report                                  5

                  Statement of Net Assets Available
                           for Benefits --
                           December 31, 1999 and 1998                           6
                  Statement of Changes in Net Assets
                           Available for Benefits --
                           Years Ended December 31,
                           1999 and 1998                                        7
                   Notes to Financial Statements --
                           Years Ended December 31,
                           1999 and 1998                                        8-13
                  Supplemental Schedules                                        14-15

         (b)      Exhibit(s)
                  ----------

                  Independent Auditors' Consent                                 16


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                          APPLIED INDUSTRIAL TECHNOLOGIES,
                                          INC. RETIREMENT SAVINGS PLAN

                                          By:   Applied Industrial
                                                Technologies, Inc., as Plan
                                                Administrator

                                          By:   /s/John R. Whitten
                                             -----------------------------------
                                                Signature

                                                John R. Whitten
                                             -----------------------------------
                                                Printed Name

                                                Vice President
                                             -----------------------------------
                                                Title

Date:      June 28, 2000

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN



Financial Statements
For the Years Ended
December 31, 1999 and 1998,
Supplemental Schedules
For the Year Ended
December 31, 1999,
and Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS

--------------------------------------------------------------------------------



                                                                              PAGE
                                                                              ----


INDEPENDENT AUDITORS' REPORT                                                    1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 1999 and 1998                                           2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 1999 and 1998                             3

   Notes to Financial Statements                                              4 - 9



SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes
     As of December 31, 1999                                                   10

   Item 27d - Schedule of Reportable Transactions
     For the Year Ended December 31, 1999                                      11

                         [DELOITTE & TOUCHE LETTERHEAD]

INDEPENDENT AUDITORS' REPORT


Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 8, 2000

---------------
DELOITTE TOUCHE
TOHMATSU
---------------

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
================================================================================




                                                                               1999                   1998

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock                        $ 27,769,885           $ 21,492,012
    Mutual funds                                                               147,867,084            127,157,832
    Common/collective funds                                                     31,493,679             31,341,567
    Loans to participants                                                        6,298,669              5,984,658
                                                                        -------------------    -------------------
         Total investments                                                     213,429,317            185,976,069

  Receivables:
    Contributions                                                                                         239,504
    Other                                                                            2,060                  3,094
                                                                        -------------------    -------------------
          Total receivables                                                          2,060                242,598

                                                                        -------------------    -------------------
NET ASSETS AVAILABLE FOR BENEFITS                                             $213,431,377           $186,218,667
                                                                        ===================    ===================




See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999 AND 1998
================================================================================




                                                                                                1999                  1998

ADDITIONS:
  Contributions:
    Participant                                                                                 $ 9,405,165          $ 12,726,464
    Employer:
      Applied Industrial Technologies, Inc. common stock                                          2,258,161             2,424,304
      Cash                                                                                        1,304,113             2,536,735
  Net assets transferred from other plans (Note 1)                                                  749,659            36,495,330
  Investment income                                                                              10,778,417            10,788,136
  Net appreciation in fair value of investments                                                  29,975,221
                                                                                         -------------------   -------------------
      Total additions                                                                            54,470,736            64,970,969

DEDUCTIONS:
  Distributions to participants                                                                  26,994,654            15,431,243
  Administrative expenses                                                                           263,372               398,823
  Net depreciation in fair value of investments                                                                         3,878,557
                                                                                         -------------------   -------------------
      Total deductions                                                                           27,258,026            19,708,623

                                                                                         -------------------   -------------------
INCREASE IN NET ASSETS FOR THE YEAR                                                              27,212,710            45,262,346

NET ASSETS AVAILABLE FOR BENEFITS, Beginning of the year                                        186,218,667           140,956,321

                                                                                         -------------------   -------------------
NET ASSETS AVAILABLE FOR BENEFITS, End of the year                                            $ 213,431,377         $ 186,218,667
                                                                                         ===================   ===================


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.  RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
----------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The Plan sponsor merged into the Plan the Invetech Company Profit Sharing 401(k) Retirement Plan (the "Invetech Plan") during 1998 and the Associated Bearings Company 401(k) Retirement Plan (the "ABC Plan") during 1999. Pursuant to the mergers, all participants in the Invetech Plan and the ABC Plan became entitled to participate in the Plan. Net assets totaling $36,495,330 and $749,659 were transferred to the Plan in 1998 and 1999, respectively. The following description of the Plan is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established by Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") for the purpose of encouraging and assisting employees to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making employee and employer contributions to the Trust, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPATION AND CONTRIBUTIONS - All eligible employees may participate in the Plan on the first day of the month following their hire.

         Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 15% of compensation. The Company may make additional contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation, and discretionary profit-sharing contributions as determined annually. Matching employer contributions are determined based upon the Company's earnings per share for the immediately preceding calendar year quarter and the participant's investment elections.

         The matching employer contribution is updated annually based on the Company's June 30 fiscal year end and is currently determined using the following schedule:

----------------------------------------------------------------------------------------------------
                                              SUBSEQUENT QUARTER MATCHING CONTRIBUTION
                              ----------------------------------------------------------------------
         QUARTERLY EPS                  $.25           $.35        $.50        $.75        $1.00
----------------------------------------------------------------------------------------------------
Quarter Ended 9/30/99               $.26 or less       $.27        $.28        $.29         $.30
----------------------------------------------------------------------------------------------------
Quarter Ended 12/31/99               .31 or less        .32         .33         .34          .35
----------------------------------------------------------------------------------------------------
Quarter Ended 3/31/00                .36 or less        .37         .39         .41          .43
----------------------------------------------------------------------------------------------------
Quarter Ended 6/30/00                .41 or less        .42         .44         .46          .48
----------------------------------------------------------------------------------------------------

         The employer match on participant contributions to investment funds other than the Company Stock fund was $.25, $.25, $.35, and $.50 for the four 1999 quarters, and $.25, $.35, $.35, and $.25 for the four 1998 quarters, respectively.

         Matching Employer Contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund. Participants that elect to contribute to the Company Stock Fund receive an additional $.10 Bonus Match on participant's pretax contributions not in excess of 6% of the participant's compensation. The Bonus Match is also made primarily in shares of Applied Industrial Technologies, Inc common stock to the Company Stock Fund.

         The Company may also make a Profit-Sharing Contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the Profit-Sharing Contribution. Profit-Sharing Contributions are allocated to each participant's Profit-Sharing Contribution Account based upon the ratio of each participant's total compensation to the aggregate compensation of all participants eligible to receive a Profit- Sharing Contribution. The Profit-Sharing Contribution for the years ended December 31, 1999 and 1998 is composed of $1,304,075 and $2,536,735 in cash, and $173,954 and $325,143 in Applied Industrial Stock, respectively.

         Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

         The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of profit-sharing and pretax contributions in 5% increments in the Plan's Company Stock Fund, American Fundamental Investors Fund, American EuroPacific Growth Fund, Income Fund of America, Fixed Income Fund, Bond Fund of America, Growth and Income Fund, Small Company Stock Fund, Growth Stock Fund or the Mid-Cap Growth Fund. The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee Stock Ownership Plan (ESOP) under code section 4975 (e)(7) and ERISA section 704 (d)(6). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 5% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

         Upon termination of employment, participants may receive lump sum or installment distributions of their vested account balances as soon as administratively possible. The Plan permits hardship withdrawals and in-service distributions upon attainment of age 59-1/2.

         Forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions. Total forfeitures were $107,300 in 1999 and $78,463 in 1998.

         LOANS - Participants may borrow from their 401(k) Contribution Accounts, Rollover Contributions and Transferred Contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the aggregate sum of the participant's accounts. Loan terms range from 1-5 years or up to ten years, if for the purchase of a primary residence. The loans are secured by the balance in the participant's accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

         TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated June 27, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.       DESCRIPTION OF THE SEPARATE INVESTMENT FUNDS

         The Trustee maintains separate accounts for each Plan participant and invests such participant's contributions and Company profit-sharing contributions, as directed by the participant, in one or more of the following funds:

- The Company Stock Fund consists of investments in the common stock of Applied Industrial Technologies, Inc. and temporary investments in the Trustee's EB Money Market Fund.

- The American Fundamental Investors Fund consists of shares of Fundamental Investors Fund, which invests in mature stocks designed with the objective of growth from price appreciation and income from dividends.

- The American EuroPacific Growth Fund consists of shares of the EuroPacific Growth Fund, which invests in stocks from companies located outside the U. S. with the objective of capital appreciation.

- The Income Fund of America consists of shares of Income Fund of America, which invests in stocks and bonds with the objective of maximizing current income from dividends and interest.

- The Fixed Income Fund consists of units of the Trustee's EB MaGIC Fund, which invests in a combination of guaranteed investment contracts and cash equivalents, and temporary investments in the Trustee's EB Money Market Fund.

- The Bond Fund of America consists of shares of the Bond Fund of America, which invests in government and corporate bonds.

- The Growth and Income Fund consists of shares of the EB Equity Index Fund, which invests with the objective of replicating the return of the Standard & Poor's 500 Index, seeking a combination of capital appreciation and dividend income.

- The Small Company Stock Fund consists of shares of the Franklin Small Cap Growth Fund, which invests in small companies with the objective of capital appreciation.

- The Growth Stock Fund seeks to achieve growth of capital by investing in growth stocks through three stock mutual funds and consists of shares in the Dreyfus Appreciation Fund, the Enterprise Growth Fund, and the Harbor Capital Appreciation Fund.

- The Mid-Cap Growth Fund consists of shares in the T. Rowe Price Mid-Cap Growth Fund, which invests in mid-size companies and seeks long term growth.

         The Plan's investment options provide for ten separate investment funds in 1999 and nine separate investment funds in 1998. Effective July 1, 1999, the Mid-Cap Growth Fund was added. Effective January 1, 1998, the Growth and Income Fund was added, the Fidelity Growth Fund (a fund that consisted of shares of Advisors Institutional Equity Growth Fund, which invested in stocks with the objective of capital appreciation) was replaced by the Growth Stock Fund, and the Hancock Equity Fund (a fund that consisted of shares of John Hancock Special Equity Fund, which invested in stocks of emerging growth companies) was replaced by the Small Company Stock Fund.

         Matching Employer Contributions are invested in the Company Stock Fund which consists of investments in the common stock of Applied Industrial Technologies, Inc., limited to a maximum of two million three hundred thousand shares, and temporary investments in the Trustee's EB Money Market Fund.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

         USE OF ESTIMATES - In preparing the financial statements in conformity with generally accepted accounting principles, the Plan's administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing prices for each of the funds or quoted market prices.

         BENEFIT PAYMENTS - Distributions to participants are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

         RECLASSIFICATION - The Plan adopted SOP 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. As a result, the prior year financial statements have been reclassified to eliminate the by-fund disclosures. Additionally, certain reclassifications have been made to the 1999 financial statements.

4.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments are detailed in the supplemental schedule of assets held for investment purposes which is attached to these financial statements. Plan investments exceeding 5% of net assets available for benefits as of December 31, 1999 and 1998 were as follows:


                                       Description of
                                         Investment                               1999               1998
                                                                            ------------------ ------------------

                   ----------------------------------------------------------------------------------------------

                   Applied Industrial Technologies, Inc. Common Stock            $ 27,769,885       $ 21,492,012

                   Fundamental Investors Fund                                      35,894,330         30,196,057

                   EuroPacific Growth Fund                                         23,167,174         14,863,312

                   Income Fund of America                                          27,490,841         34,105,225

                   EB MaGIC  Fund                                                  19,096,028         20,429,903

                   EB Equity Index Fund                                            11,988,777         10,318,828

                   Franklin Small Cap Growth Fund                                  15,318,305                  -

                   Dreyfus Appreciation Fund                                       11,754,425         11,141,288

                   Enterprise Growth Fund                                          12,616,448         11,523,138

                   Harbor Capital Appreciation Fund                                14,767,912         11,632,092


5.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

                                                                         1999                   1998
                                                                  -----------------------------------------
NET ASSETS:
Common stock                                                              27,769,885             21,492,012
Money market funds                                                           409,570                574,547
                                                                  ------------------     ------------------
                                                                          28,179,455             22,066,559
                                                                  ==================     ==================

CHANGE IN NET ASSETS:
Contributions                                                              3,653,257              3,875,263
Dividends / interest                                                         790,455                616,360
Net appreciation / (depreciation)                                          4,462,737            (15,360,571)
Benefits paid to participants                                             (2,265,162)            (1,947,537)
Transfers (to) / from participant-directed investments                      (542,417)             3,928,043
                                                                  ------------------     ------------------
                                                                           6,098,870             (8,888,442)
                                                                  ==================     ==================

                                     ******

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------


   (a)                    (b)                                      (c)                                   (d)             (e)
            IDENTITY OF ISSUER, BORROWER,               DESCRIPTION OF INVESTMENT                        COST           CURRENT
              LESSOR OR SIMILAR PARTY                                                                                    VALUE

          COMPANY STOCK
    *     Applied Industrial Tech., Inc.           Common Stock - 1,670,369 shares                    $ 26,498,105     $ 27,769,885

          AMERICAN FUNDAMENTAL INVESTORS
          The American Funds Group                 Fundamental Investors Fund - 1,101,391 shares        28,003,637       35,894,330

          AMERICAN EUROPACIFIC GROWTH
          The American Funds Group                 EuroPacific Growth Fund - 543,065 shares             14,214,135       23,167,174

          INCOME FUND OF AMERICA
          The American Funds Group                 Income Fund of America - 1,746,559 shares            29,511,269       27,490,841

          FIXED INCOME FUND
    *     Key Trust Company of Ohio, NA            EB MaGIC Fund - 1,403,218 units                      16,866,503       19,096,028

          BOND FUND OF AMERICA
          The American Funds Group                 Bond Fund of America - 425,289 shares                 5,820,157        5,520,255

          GROWTH AND INCOME
    *     Key Trust Company of Ohio, NA            EB Equity Index Fund - 121,469 units                  8,448,925       11,988,777

          SMALL COMPANY STOCK
          Franklin Templeton                       Franklin Small Cap Growth - 347,118 shares            8,397,036       15,318,305

          GROWTH STOCK
          Dreyfus Appreciation Fund, Inc.          Dreyfus Appreciation Fund - 257,040 shares            8,999,137       11,754,425
          Enterprise Group of Funds, Inc.          Enterprise Growth Fund - 513,908 shares               9,329,875       12,616,448
          Harbor Fund                              Harbor Capital Appreciation Fund - 291,568 shares     9,692,020       14,767,912

          MID-CAP GROWTH FUND
          T. Rowe Price                            T Rowe Price Mid-Cap Growth Fund - 33,459 shares      1,247,582        1,342,710

          EMPLOYEE LOAN FUND
    *     Participant Loans                        Participant Loans (with interest rates                6,298,669        6,298,669
                                                   ranging from 7.00% to 11.50% and
                                                   maturity dates ranging from January
                                                   2000 to July 2027)

          SHORT TERM INVESTMENTS
    *     Key Trust Company of Ohio, NA            EB Money Market -  units                                403,558          403,558

                                                                                                    --------------------------------
Total                                                                                                $ 173,730,608    $ 213,429,317
                                                                                                    ================================


    *     Represents a party-in-interest

APPLIED INDUSTRIAL TECHNOLOGIES RETIREMENT SAVINGS PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

         (a)                         (b)                  (c)               (d)           (e)             (f)            (g)
     Identity of                                        Purchase          Selling        Lease     Expense Incurred    Cost of
    Party Involved           Description of Asset        Price             Price         Rental    with Transaction     Assets

SERIES OF TRANSACTIONS:

Key Trust of Ohio, NA        EB Money Market Fund      $ 21,925,291                                    None          $ 21,925,291

The American Funds Group     Fundamental Investors        7,122,500                                    None             7,122,500

The American Funds Group     Income Fund of America       4,295,153                                    None             4,295,153

Key Trust of Ohio, NA        EB MaGIC Fund                5,239,198                                    None             5,239,198

Key Trust of Ohio, NA        EB Money Market Fund                        $22,197,445                   None            22,197,445

The American Funds Group     Fundemental Investors                         5,389,658                   None             4,191,673

The American Funds Group     Income Fund of America                        8,319,941                   None             8,170,617

Key Trust of Ohio, NA        EB MaGIC Fund                                 7,617,015                   None             6,782,198



SINGLE TRANSACTIONS:

None

         (a)                               (h)                     (i)
     Identity of                  Current Value of Asset        Net Gain
    Party Involved                 on Transaction Date          or (Loss)

SERIES OF TRANSACTIONS:

Key Trust of Ohio, NA                         $ 21,925,291         N/A

The American Funds Group                         7,122,500         N/A

The American Funds Group                         4,295,153         N/A

Key Trust of Ohio, NA                            5,239,198         N/A

Key Trust of Ohio, NA                           22,197,445         None

The American Funds Group                         5,389,658      $1,197,985

The American Funds Group                         8,319,941         149,325

Key Trust of Ohio, NA                            7,617,015         834,817



SINGLE TRANSACTIONS:

None


NOTE - Reportable transactions are single transactions or a series of transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.